COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

September 6, 2017

VIA EDGAR

Ms. Elizabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Funds Variable Insurance Trust Columbia Variable Portfolio – Managed Risk Global Fund Columbia Variable Portfolio – Managed Risk U.S. Fund	Post-Effective Amendment No. 72 File Nos. 033-14954/811-05199

Dear Ms. Bentzinger:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on August 9, 2017 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Variable Insurance Trust (the Registrant) on behalf of its series, Columbia Variable Portfolio – Managed Risk Fund (formerly known as Columbia Variable Portfolio – Managed Risk Global Fund) and Columbia Variable Portfolio – Managed Risk U.S. Fund (each, a Fund, and, collectively, the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables and Examples for each Fund with the response letter.

Response:	See Exhibit A to this letter.

For Columbia Variable Portfolio – Managed Risk Global Fund

Comment 2:	The Fund name includes the term “global”. However, there is no “global” focus described in the Summary of the Fund - Principal Investment - Strategies section. Please describe in the Principal Investment Strategies how the Fund will invest in investments that are tied economically to the number of countries throughout the world. (See 35d-1 Note 42) (e.g., 40% of companies that maintain principal offices outside the U.S.)

Response:	The Fund’s name has been revised to Columbia Variable Portfolio – Managed Risk Fund, thus the Fund does not intend to add a 40% “global” investment policy.

Comment 3:	Describe in the Summary of the Fund - Principal Investment Strategies section how the Fund defines non-U.S. investments. (See 35d-1(a)(3)(ii)) (e.g., derives at least 50% of its revenue or profits from business outside the U.S. has at least 50% of its sales or assets outside the U.S.)

Response:	Please see response to Comment 2.

For Columbia Variable Portfolio – Managed Risk Fund and Columbia Variable Portfolio – Managed Risk U.S. Fund

Comment 4:

The Summary of the Fund - Principal Investment Strategies section includes investment in mortgage- and other asset-backed securities. Supplementally explain the types and amounts of mortgage- and other asset-

backed securities, including non-agency and low investment grade securities, which the Funds may invest in.

Response:	The Funds currently anticipate at launch (which may change thereafter, including daily) investing directly in agency mortgage-backed securities in the to-be-announced (TBA) market, in the range of approximately 3% - 7% of a Fund’s net assets depending upon market volatility. In addition, the Funds anticipate exposure at launch (which may change thereafter, including daily) to these types of instruments via investment in underlying mutual funds, with a range of approximately 7% - 17% of a Fund’s net assets depending upon market volatility.

Comment 5:	Describe in the Summary of the Fund – Principal Investment Strategies section how the Fund will limit its investments in private below investment grade commercial mortgage-backed securities to 15%.

Response:	The Fund does not intend at this time to invest materially in illiquid securities and therefore will not include reference to illiquid securities generally in the Principal Investment Strategies. However, the Fund’s SAI notes, in relevant part, the following:

Investment in Illiquid Securities

No more than 15% of the net assets of any Fund will be held in securities and other instruments that are illiquid. “Illiquid Securities” are defined in accordance with the SEC staff ’s current guidance and interpretations which provide that an illiquid security is a security which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the security. Compliance with this limitation is not measured under the Time of Purchase Standard.

Comment 6:	Describe in the Summary of the Fund – Principal Investment Strategies section the criteria as to maturity, duration or credit quality that the Fund might use with respect to investments in debt securities.

Response:	The following disclosure has been added to the Principal Investment Strategies section:

The Fund may invest, directly and/or indirectly through Underlying Funds, in debt securities and instruments across the credit quality spectrum and, at times, may invest in below investment grade fixed-income securities and instruments (commonly referred to as “high yield” investments or “junk bonds”). The Fund may invest in debt instruments of any maturity and does not seek to maintain a particular dollar-weighted average maturity.

Comment 7:	Describe in the Summary of the Fund – Principal Investment Strategies section the lowest rating which the Fund may invest (e.g., bonds in default).

Response:	Please see response to Comment 6 above.

Comment 8:	Explain in “plain English” the concept of “Effective Equity Market Exposure (EEME)” (e.g., reflects amounts invested in equities, managed volatility strategy)

Response:	The first sentence of the fourth paragraph under the Principal Investment Strategies section has been revised as follows:

The Fund’s “effective equity market exposure” (or EEME) reflects the amount of Fund assets exposed to the equity market, with such exposure fluctuating based on market volatility. The Fund’s EEME includes exposure to equity markets through the Fund’s investments in Underlying Funds and Tactical Assets, adjusted based on historical market volatility (the actual market volatility experienced in the recent past) and, under certain circumstances, anticipated volatility, to reflect the degree to which the Fund’s holdings are expected to move in tandem with equity markets (beta) based solely on the views of the Fund’s investment manager.

Comment 9:	In the third paragraph under the Summary of the Fund – Principal Investment Strategies section, there is a sentence that says “Under normal circumstances, the Fund’s targeted EEME may range from 0% to 55% of its net asset.” Does this mean 55% of the assets will be invested in equities?

Response:	Not necessarily. It means that 55% of the Fund’s assets could be exposed to the equity market. For example, the Fund could invest 65% of its assets in equities, but through investments in, for example, derivatives, the Fund could reduce its equity market exposure within the portfolio so as to effectively have only 55% portfolio exposure to equity markets.

Comment 10:	Please consider adding an “Effective Equity Market Exposure” subheading to understand what is “EEME” and to help follow the order of the discussion of EEME.

Response:	The subheading “Effective Equity Market Exposure” has been added.

Comment 11:	To better follow and understand the disclosure, the Staff suggests moving the Investment Process section above the “EEME” disclosure.

Response:	We believe that our revisions noted in response to Comment 8 provide a better introduction to the Investment Process section above the “EEME” disclosure.

Comment 12:	Explain how “EEME” fits within the Investment Process.

Response:	We believe our revisions noted in response to Comment 8 provide a good understanding as to how EEME fits within the Investment Process discussion.

Comment 13:	In the second paragraph under the Summary of the Fund – Principal Investment Strategies – Strategic Allocation section, there is a reference to investing in real-estate securities. Please add the risk of investing in real-estate securities in the Summary of the Fund – Principal Risks section.

Response:	The relevant principal risk has been added.

Comment 14:	Please consider adding any principal risk regarding investing in sub-prime mortgages to the Summary of the Fund – Principal Risks section.

Response:	We have considered on anticipated investment exposure thereto and determined not to make the suggested addition.

Comment 15:	The tactical allocation strategy is defined in the first three bullet points under the Principal Investment Strategies section as “Tactical Assets”. Please consider removing the repetitive disclosure defining “tactical assets” under the Summary of the Fund – Principal Investment Strategies – Tactical Allocation section

Response:	We have considered your suggestion and prefer leaving the disclosure as is, as we believe that it enhances – rather than detracts – from investor understanding.

Comment 16:	In the third paragraph under the Summary of the Fund – Principal Investment Strategies – Tactical Allocation section, please clarify in the disclosure what “liquid equity indices” means.

Response:	The disclosure has been revised to delete “liquid”, as the key aspect of the disclosure was that the strategy would use options on equity indices.

Comment 17:	Under the Summary of the Fund – Principal Risks section, consider adding a New Fund Risk.

Response:	Such Principal Risk has been added.

Comment 18:	Under the Summary of the Fund – Principal Risks – Derivatives Risk, the last sentence is repeated under Derivatives Risks – Forward Contracts Risk, Derivatives Risk – Futures Contracts Risk, Derivatives Risk – Options Risk and Derivatives Risk – Swaps Risk. Please consider removing this sentence from the sub-risks.

Response:	We have considered and determined not to make the suggested change.

Comment 19:	Under the Summary of the Fund – Principal Risks – Exchange-Traded Fund (ETF) Risk, describe tracking risk, active investment and passive investment.

Response:	Brief descriptions of these items are already described within the risk under More Information About the Fund – Principal Risks – Exchange-Traded Fund (ETF) Risk.

Comment 20:	Under the Summary of the Fund – Principal Risks, there is “Forward Commitments on Mortgage-Backed Securities (including Dollar Rolls) Risk”. However, there is no disclosure in the Principal Investment Strategies section. Please make sure the Principal Investment Strategies and Principal Risks sections are aligned.

Response:	Mortgage-backed securities and dollar rolls are noted under the Tactical Allocation section within the Fund’s Principal Investment Strategies.

Comment 21:	(a) Under the Summary of the Fund – Principal Risks – Fund-of-Funds Risk, there is redundant disclosure regarding “potential conflicts”. Please revise.

We have reviewed the disclosure and believe the disclosure is accurate and concise as presented.

(b) Please clarify the following sentence because the Principal Investment Strategies section states that the Fund may invest in a mix of “affiliated” mutual funds.

The Investment Manager may have potential conflicts of interest in selecting affiliated funds over unaffiliated funds for investment by the Fund, and may also face potential conflicts of interest in selecting affiliated funds, because the fees the Investment Manager receives from some underlying funds may be higher than the fees paid by other underlying funds.

Response:	The disclosure has been revised as follows:

The Investment Manager may have potential conflicts of interest in selecting affiliated funds (for which it receives management fees) over unaffiliated funds (for which it does not receive management fees) for investment by the Fund, and may also face potential conflicts of interest in selecting affiliated funds, because the fees the Investment Manager receives from some underlying funds may be higher than the fees paid by other underlying funds.

Comment 22:	In regards to Volatility and Volatility Management Risk, if true, state that the managed volatility strategy may increase transaction costs, which would reduce gains.

Response:	The statement is accurate and, as such, this Principal Risk has been revised accordingly.

Comment 23:	In the disclosure regarding the benchmarks in the Summary of the Fund – Performance Information section, please explain which of those indexes will be the broad-based index and which index will be the additional index.

Response:	The broad-based indexes are the S&P 500 Index and the Bloomberg Barclays U.S. Aggregate Bond Index. The Fund’s Blended Index is provided as a supplemental, or secondary, benchmark.

Comment 24:	Under the Summary of the Fund – Purchase and Sale of Fund Shares section, disclose that shares of the Fund are redeemable upon any business day.

Response:	The disclosure has been revised as follows:

The Fund is available for purchase through Contracts offered by the separate accounts of participating insurance companies or by other eligible investors authorized by Columbia Management Investment Distributors, Inc. (the Distributor). Shares of the Fund may not be purchased or sold by individual owners of Contracts. If you are a Contract holder, please refer to your Contract prospectus for information about minimum investment requirements and how to purchase and redeem shares of the Fund on days the Fund is open for business.

Comment 25:	The Principal Investment Strategies sections in Item 4 and Item 9 appear to be duplicative. The Fund is not providing a summary in response to Item 4.

Response:	The Funds, after further re-evaluation of its Principal Risks sections, believe that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 26:	Please confirm that, if the Funds intend to invest in credit default swaps, the Funds will cover the full notional value of the swap.

Response:	If the Funds invest in credit default swaps, the Funds will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. As disclosed in the section About Fund Investments - Types of Investments – Credit Default Swap Agreements:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Comment 27:	The derivatives discussion in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is already addressed under the Principal Investment Strategies and Principal Risks sections. Please consider removing the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus’More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section.

Comment 28:	In the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section, the language is redundant with prior disclosure. Please consider removing.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section is included to provide investors with certain information about the Fund’s ability to enter into transactions in money market funds that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus’More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section.

Comment 29:	In the third paragraph under the About Fund Shares and Transactions – Distribution and/or Service Fees section, please clarify the type of fee and whether it should be reflected in the Fund’s fee table.

Response:	The service fee discussed in the third paragraph of the aforementioned section of the prospectus is not deducted from Fund assets pursuant to a rule 12b-1 plan and, accordingly, will be disclosed as part of the Fund’s “Other expenses” pursuant to Instruction 3(b) of Item 3 of Form N-1A.

For Columbia Variable Portfolio – Managed Risk U.S. Fund

Comment 30:	Describe in the Summary of the Fund- Principal Investment Strategies section the specific criteria the Fund uses to determine if an investment is a U.S. investment.

Response:	The following has been added to the Fund’s Principal Investment Strategies:

The Fund’s investments are deemed to be “U.S.” based primarily on the issuer’s place of organization/incorporation, but the Fund may also consider the issuer’s domicile, the location of its principal place of business or principal office, its primary stock exchange listing, the source of a majority of its revenue or profits, or the location of a majority of its assets.

Comment 31:	To comply with Rule 35d-1, please add disclosure that the Fund will consider investments of the underlying funds.

Response:	The following disclosure will be added to the Principal Investment Strategies section:

The Fund takes into consideration investments in Underlying Funds and ETFs in connection with its 80% investment policy.

Comment 32:	The third paragraph following the bullets points under the About Fund Shares and Transactions – Excessive Trading Practices Policy of Non-Money Market Fund – Risks of Excessive Trading regarding investing significantly in foreign securities, does this disclosure make sense for this Managed Risk U.S. Fund.

Response:	As the Fund may invest up to 20% of its assets in non-U.S. investments, the disclosure is relevant to investors.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 33:	In the Fundamental and Non-fundamental Investment Policies – Fundamental Policies – D. Concentration – D1, clarify that the Fund will include securities that are backed by non-governmental issuers. This also applies to D2 and D3.

Response:	With respect to the Funds, we have considered the comment and determined to not make the requested change. With respect to the other Columbia Funds, we note that the concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

Comment 34:	Also for D.-Concentration - D1, clarify that the Fund will consider investments of all underlying funds, when complying with its concentration policy.

Response:	Please see response to Comment 33.

Comment 35:	The last sentence in D. – Concentration – D2, change “concentration policies” to “investments”.

Response:	Concentration policy D2 no longer applies to any Fund in the SAI and as such will be removed.

Comment 36:	For D. – Concentration – D3, clarify that the Fund will consider investments of the underlying funds when complying with its concentration policy.

Response:	The following language will be added in the SAI:

VP – Managed Risk Fund and VP – Managed Risk U.S. Fund have adopted a policy to not concentrate their investments in any particular industry or group of industries. However, because these Funds invest principally in underlying funds, they may indirectly concentrate in a particular industry or group of industries through investments in the underlying funds.

Comment 37:	In the Fundamental and Non-fundamental Investment Policies – Non-fundamental Policies – Additional Information About Concentration, change “concentration policies” to “investments.”

Response:	We have considered the comment and determined to not make the requested change.

Comment 38:	Under Investment Management and Other Services – The Investment Manager and Subadvisers – Portfolio Manager, please explain supplementally how beneficially owned through variable annuity products does not meet the definition of beneficially owned under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934.

Response:	The reporting has been revised to report portfolio managers’ interests in Funds underlying a variable annuity product.

Comment 39:	Under Investment Management and Other Services – The Distributor, disclose the aggregate dollar amount of underwriting commissions and amount retained by the underwriter as required by N-1A Item 25(b).

Response:	No class of any Fund included in this SAI is subject to sales charges, and, as such, there are no underwriting commissions received or retained by the underwriter (Columbia Management Investment Distributors, Inc.). The following will be added to the SAI to explain this:

Underwriting Commissions Paid by the Funds

As no class of any Fund is subject to a sales charge, there were no sales charges paid to, or retained by, the Distributor for the three most recently completed fiscal years.

Comment 40:	Provide the compensation table as required by N-1A Item 25(b).

Response:	Please refer to our response to Comment 39 above.

Comment 41:	Under the Fund Governance – Trustees – Beneficial Equity Ownership section, please explain supplementally how beneficially owned through variable annuity products does not meet the definition of beneficially owned under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934.

Response:	The reporting has been revised to report trustees’ interests in Funds underlying a variable annuity product.

Comment 42:	Under Fund Governance – Compensation section, include the compensation for the three highest paid officers of the Funds per N-1A Item 17(c).

Response:	No additional disclosure is required under Item 17(c) of Form N-1A.

Comment 43:	Please add any disclosure required by Form N-1A Item 17(c)(1) Instruction 2.

Response:	We will include the disclosure required by the referenced Item of Form N-1A.

Comment 44:	Under Control Persons and Principal Holders of Securities section, confirm supplementally that no person owns 5% or more of any share class of the Fund.

Response:	No shares of the Funds have been issued and, as such, no person owns 5% or more of any share class of a Fund.

Comment 45:	Update the table under Control Persons and Principal Holders of Securities section within 30 days of the next filing.

Response:	This registration statement applies only to Columbia Variable Portfolio – Managed Risk Fund and Columbia Variable Portfolio – Managed Risk U.S. Fund, neither of which is yet publicly offered. Accordingly, there will be no information for either Fund to be disclosed in such table within 30 days of the next filing, and, as such, the table will not be updated within 30 days of the next filing.

PART C COMMENTS

Comment 46:	Please explain supplementally why a Consent of PricewaterhouseCoopers LLC (PwC) is not applicable since they are referenced in the SAI.

Response:	Although PwC is listed as the Funds’ independent registered public accounting firm in SAI, the Funds are new and have not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Comment 47:	Please file Opinion of Counsel as an exhibit to the 485(b) submission of the Registrant, on behalf of the Funds.

Response:	We will file the legality of shares Opinion and Consent of Counsel (Ropes & Gray) for the new series with the next 485(b) submission.

Comment 48:	Please explain supplementally the legal basis for not obtaining a legal opinion and consent of counsel from Ropes & Gray, who are named in the SAI.

Response:	Please see response to Comment 47.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Variable Insurance Trust

Exhibit A

Fees and Expenses

Columbia Variable Portfolio – Managed Risk Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract, which are disclosed in your Contract prospectus. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 2
Management fees	0.13%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.09%
Acquired fund fees and expenses(b)	0.57%
Total annual Fund operating expenses	1.04%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the Fund for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years
Class 2 (whether or not shares are redeemed)	$106	$331

Exhibit A

Fees and Expenses

Columbia Variable Portfolio – Managed Risk U.S. Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract, which are disclosed in your Contract prospectus. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 2
Management fees	0.13%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.10%
Acquired fund fees and expenses(b)	0.55%
Total annual Fund operating expenses	1.03%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the Fund for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years
Class 2 (whether or not shares are redeemed)	$105	$328